Exhibit 99.1

SOUTHERN CALIFORNIA BANCORP REPORTS NET INCOME OF
$4.9 MILLION FOR THE FIRST QUARTER OF 2024

San Diego, Calif., April 29, 2024 – Southern California Bancorp (“us,” “we,” “our,” or the “Company”) (NASDAQ: BCAL), the holding company for Bank of Southern California, N.A. (the “Bank”) announces its consolidated financial results for the first quarter of 2024.

Southern California Bancorp reported net income of $4.9 million for the first quarter of 2024, or $0.26 per diluted share, compared to net income of $4.4 million, or $0.24 per diluted share in the fourth quarter of 2023, and $8.2 million, or $0.44 per diluted share in the first quarter of 2023.

“I’m pleased to report a modest improvement in the Bank’s quarter-over-quarter earnings and performance metrics, with net income increasing to $4.9 million in the first quarter, which included $547 thousand in after-tax merger expenses, compared to net income of $4.4 million in the prior quarter,” said David Rainer, Chairman and CEO of the Company and the Bank. “We are excited about our planned merger with California BanCorp, which is expected to be completed later this year, and confident it will create a runway for accretive earnings, with increased efficiencies and the cost savings associated with greater scale.

“Loans held for investment decreased by $74.2 million during the first quarter, with most of the decrease related to paydowns of performing loans, which had the benefit of reducing the Bank’s need for wholesale funding. Our deposit base was stable, with some shift from lower cost deposits to money market funds.

“As interest rates may stay higher for longer, we continue to prioritize credit quality, growing low-cost deposits, and aggressively managing expenses. The latter of which includes reducing our full-time employee count as appropriate for our current needs.”

First Quarter 2024 Highlights

●	Net income of $4.9 million, compared with $4.4 million in the prior quarter
●	Diluted earnings per share of $0.26, compared with $0.24 in the prior quarter
●	Net interest margin of 3.80%, compared with 4.05% in the prior quarter; average loan yield of 6.02% compared with 6.08% in the prior quarter
●	Return on average assets of 0.86%, compared with 0.75% in the prior quarter
●	Return on average common equity of 6.85%, compared with 6.21% in the prior quarter
●	Efficiency ratio (non-GAAP1) of 68.4%; efficiency ratio, excluding merger related expenses of 65.9%, compared with 68.3% in the prior quarter
●	Tangible book value per common share (“TBV”) (non-GAAP1) of $13.69 at March 31, 2024, up $0.13 from $13.56 at December 31, 2023
●	Total assets of $2.29 billion at March 31, 2024, compared with $2.36 billion at December 31, 2023
●	Total loans, including loans held for sale of $1.89 billion at March 31, 2024, compared with $1.96 billion at December 31, 2023
●	Nonperforming assets to total assets ratio of 0.84% at March 31, 2024, compared with 0.55% at December 31, 2023

1 Reconciliations of non–U.S. generally accepted accounting principles (“GAAP”) measures are set forth at the end of this press release.

●	Total deposits of $1.93 billion at March 31, 2024, decreased $13.0 million or 0.7%, compared with $1.94 billion at December 31, 2023
●	Noninterest-bearing demand deposits were $652.0 million at March 31, 2024, representing 33.8% of total deposits, compared with $675.1 million, or 34.7% of total deposits at December 31, 2023
●	Cost of deposits was 2.05%, compared with 1.81% in the prior quarter
●	Cost of funds was 2.17%, compared with 1.95% in the prior quarter
●	Bank’s capital exceeds minimums to be “well-capitalized,” the highest regulatory capital category

First Quarter Operating Results

Net Income

Net income for the first quarter of 2024 was $4.9 million, or $0.26 per diluted share, compared with net income of $4.4 million, or $0.24 per diluted share in the fourth quarter of 2023. Our first quarter results were negatively impacted by $547 thousand of after-tax merger expenses, or $0.03 per diluted share. Excluding merger related expenses, the Company would have reported net income (non-GAAP1) of $5.5 million, or $0.29 per diluted share, for the first quarter of 2024. Pre-tax, pre-provision income (non-GAAP1) for the first quarter was $6.9 million, a decrease of $192 thousand or 2.7% from the prior quarter.

Net Interest Income and Net Interest Margin

Net interest income for the first quarter of 2024 was $20.5 million, compared with $22.6 million in the prior quarter. The decrease in net interest income was primarily due to a $1.3 million decrease in total interest and dividend income, coupled with a $760 thousand increase in total interest expense in the first quarter of 2024 as compared to the prior quarter. During the first quarter of 2024, loan interest income decreased $1.4 million, total debt securities income increased $175 thousand, and interest and dividend income from other financial institutions decreased $96 thousand. The decrease in interest income was due to a number of factors: one fewer day in the current quarter than prior quarter, a lower average total loan balance from organic loan growth, a decrease in yield on total average interest-earning assets, a change in the interest-earning asset mix, and the reversal of a nonaccrual loan’s interest income of $168 thousand. Average total interest-earning assets decreased $38.0 million, the result of a $45.1 million decrease in average total loans, a $2.3 million decrease in average deposits in other financial institutions, partially offset by an $8.6 million increase in average total debt securities, a $763 thousand increase in average Fed funds sold/resale agreements, and a $18 thousand increase in average restricted stock investments and other bank stock. The increase in interest expense for the first quarter of 2024 was primarily due to a $854 thousand increase in interest expense on interest-bearing deposits, the result of a $23.2 million increase in average interest-bearing deposits, coupled with a 26 basis point increase in interest-bearing deposit costs, partially offset by a $94 thousand decrease in interest expense on Federal Home Loan Bank (FHLB) borrowings, the result of a $5.8 million decrease in average FHLB borrowings.

Net interest margin for the first quarter of 2024 was 3.80%, compared with 4.05% in the prior quarter. The decrease was primarily related to a 22 basis point increase in the cost of funds, coupled with a 6 basis point decrease in the total interest-earning assets yield. The yield on total average earning assets in the first quarter of 2024 was 5.79%, compared with 5.85% in the prior quarter. The yield on average total loans in the first quarter of 2024 was 6.02%, a decrease of 6 basis points from 6.08% in the prior quarter. The yield on average total loans in the first quarter of 2024 included the impact of the reversal of a nonaccrual loan’s interest noted above, which decreased the overall loan yield by 4 basis points. There was no significant reversal of interest income in the fourth quarter of 2023.

Cost of funds for the first quarter of 2024 was 217 basis points, an increase of 22 basis points from 195 basis points in the prior quarter. The increase was primarily driven by a 26 basis point increase in the cost of average interest-bearing deposits, an increase in average interest-bearing deposits, and a decrease in average noninterest-bearing deposits. Average noninterest-bearing demand deposits decreased $59.9 million to $661.3 million and represented 34.3% of total average deposits for the first quarter of 2024, compared with $721.2 million and 36.8%, respectively, in the prior quarter; average interest-bearing deposits increased $23.2 million to $1.26 billion during the first quarter of 2024. The total cost of deposits in the first quarter of 2024 was 205 basis points, an increase of 24 basis points from 181 basis points in the prior quarter. The cost of total interest-bearing deposits increased due primarily to repricing deposits in the higher interest rate environment and peer bank deposit competition.

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Average total borrowings decreased $5.8 million to $68.5 million for the first quarter of 2024, primarily due to a decrease of $5.8 million in average FHLB borrowings during the quarter. The average cost of total borrowings was 5.75% for the first quarter of 2024, up from 5.73% in the prior quarter.

Provision for Credit Losses

The Company recorded a reversal of credit losses of $331 thousand in the first quarter of 2024, compared to a provision for credit losses of $824 thousand in the prior quarter. The reversal of credit losses in the first quarter of 2024 included a $17 thousand negative provision for unfunded loan commitments primarily due to lower unfunded loan commitments. Total unfunded loan commitments decreased $22.4 million to $388.4 million at March 31, 2024, from $410.8 million at December 31, 2023. The reversal of credit losses for the loans held for investment in the first quarter of 2024 was $314 thousand, a decrease of $1.4 million from $1.1 million in the prior quarter. The decrease was driven primarily by decreases in net charge-offs, loans held for investment and substandard accruing loans, coupled with changes in the portfolio mix, and a change in the reasonable and supportable forecast, primarily related to the economic outlook for California, partially offset by an increase in special mention loans. The Company’s management continues to monitor macroeconomic variables related to increasing interest rates, inflation and the concerns of an economic downturn, and believes it has appropriately provisioned for the current environment.

Noninterest Income (Loss)

The Company recorded noninterest income of $1.4 million in the first quarter of 2024, an increase of $1.5 million compared to a loss on noninterest income of $102 thousand in the fourth quarter of 2023. In the first quarter of 2024, the Company recorded a gain on sale of loans of $415 thousand on the sale of $6.3 million in SBA 7A loans, compared to no gain on SBA 7A loan sales in the prior quarter. In the fourth quarter of 2023, the Company recorded a loss on sale of available-for-sale debt securities of $1.0 million in order to redeploy the proceeds into higher-yielding available-for-sale debt securities, for which there was no comparable transaction in the first quarter of 2024.

Noninterest Expense

Total noninterest expense for the first quarter of 2024 was $15.0 million, a decrease of $358 thousand from total noninterest expense of $15.3 million in the prior quarter. In the first quarter of 2024, occupancy and equipment expenses decreased by $226 thousand, and legal, audit and professional fees decreased by $645 thousand, partially offset by increases in merger and related expenses of $549 thousand.

The $226 thousand decrease in occupancy and equipment expenses was due primarily to an impairment charge of $134 thousand related to the right-of-use asset associated with a Company lease in the prior quarter. The $645 thousand decrease in legal, audit and professional fees was due primarily to a decrease in legal expenses and consulting expenses related to compliance projects and loan review projects incurred in the prior quarter. The $549 thousand increase in merger and related expenses was due primarily to the planned merger with California BanCorp and California Bank of Commerce.

Efficiency ratio (non-GAAP1) for the first quarter of 2024 was 68.4%, compared to 68.3% in the prior quarter. Excluding the merger and related expenses of $549 thousand, the efficiency ratio (non-GAAP1) for the first quarter of 2024 would have been 65.9%.

Income Tax

In the first quarter of 2024, the Company’s income tax expense was $2.3 million, compared with $1.9 million in the fourth quarter of 2023. The effective rate was 32.0% for the first quarter of 2024 and 29.9% for the fourth quarter of 2023. The increase in the effective tax rate for the first quarter of 2024 was primarily attributable to the impact of the non-tax deductible portion of the merger expenses and the vesting and exercise of equity awards combined with changes in the Company’s stock price over time, and other deferred tax related adjustments.

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Balance Sheet

Assets

Total assets at March 31, 2024 were $2.29 billion, a decrease of $70.5 million or 3.0% from December 31, 2023. The decrease in total assets from the prior quarter was primarily related to a $78.7 million decrease in total loans, including loans held for sale, a $3.1 million decrease in available-for-sale debt securities, and a $933 thousand decrease in deferred taxes, net, partially offset by a $13.1 million increase in other real estate owned (“OREO”), net.

Loans

Total loans held for investment were $1.88 billion at March 31, 2024, compared to $1.96 billion at December 31, 2023, with first quarter 2024 new originations of $28.9 million and net advances of $8.0 million, offset by payoffs of $111.3 million, of which $13.0 million related to a loan transferred to OREO. Total loans secured by real estate decreased by $32.2 million, with construction and land development loans decreasing by $1.4 million, and multifamily loans decreasing by $37.4 million, partially offset by commercial real estate and other loans increasing by $1.1 million, and 1-4 family residential loans increasing by $5.5 million. Commercial and industrial loans decreased by $40.4 million, and consumer loans decreased by $1.6 million. The Company had $2.8 million in SBA 7A loans held for sale at March 31, 2024, compared to $7.3 million at December 31, 2023.

Deposits

Total deposits at March 31, 2024 were $1.93 billion, a decrease of $13.0 million from December 31, 2023. Noninterest-bearing demand deposits at March 31, 2024, were $652.0 million, or 33.8% of total deposits, compared with $675.1 million, or 34.7% of total deposits at December 31, 2023. At March 31, 2024, total interest-bearing deposits were $1.28 billion, compared to $1.27 billion at December 31, 2023. At March 31, 2024, total brokered time deposits were $113.7 million, compared to $107.8 million at December 31, 2023. Given the nature of the Company’s commercial banking model, at March 31, 2024, approximately 43% of total deposits exceeded the FDIC insurance limits. The Company offers the Insured Cash Sweep (ICS) product, providing customers with FDIC insurance coverage at ICS network institutions. At March 31, 2024, ICS deposits were $245.3 million, or 12.7% of total deposits, compared to $274.1 million, or 14.1% of total deposits at December 31, 2023.

Federal Home Loan Bank (“FHLB”) and Liquidity

The Company was able to repay a portion of the high cost FHLB borrowings with the liquidity derived from loan prepayments and payoffs of loans during the first quarter of 2024. At March 31, 2024, the Company had overnight FHLB borrowings of $27.0 million, a $58.0 million decrease from December 31, 2023. There were no outstanding Federal Reserve Discount Window borrowings at March 31, 2024 or December 31, 2023.

At March 31, 2024, the Company had available borrowing capacity from the FHLB secured line of credit of approximately $395.3 million and available borrowing capacity from the Federal Reserve Discount Window of approximately $125.4 million. The Company also had available borrowing capacity from three unsecured credit lines from correspondent banks of approximately $75.0 million at March 31, 2024, with no outstanding borrowings. Total available borrowing capacity was $595.7 million at March 31, 2024. Additionally, the Company had unpledged liquid securities at fair value of approximately $127.0 million and cash and cash equivalents of $86.5 million at March 31, 2024.

Asset Quality

Total non-performing assets increased to $19.3 million, or 0.84% of total assets at March 31, 2024, compared with $13.0 million, or 0.55% of total assets at December 31, 2023. Non-performing assets include a three-property multifamily OREO in Santa Monica, California, that was downgraded in the third quarter of 2023 and partially charged-off in the fourth quarter of 2023. The Company foreclosed on these three properties and transferred them to OREO, net with their estimated fair value of $13.1 million in the first quarter of 2024.

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Non-performing assets increased in the first quarter of 2024 with the addition of a $6.2 million substandard nonaccrual three-year bridge loan collateralized by an 8-unit multifamily apartment building located in Los Angeles, California, originated in May 2022 with an original loan-to-value of 75%. The property has one 10% owner and guarantor in common with the OREO multifamily property discussed above. Given the subject loan’s relationship with the previously foreclosed OREO, the Company acted conservatively to downgrade the loan to nonaccrual when it was less than 90 days past due, at which time the borrower defaulted on the subject loan’s collateral property taxes. A court appointed receiver was in place at the end of March 2024 and the Company is pressing forward with the foreclosure process.

Total non-performing loans decreased to $6.2 million, or 0.33% of total loans held for investment at March 31, 2024, compared with $13.0 million, or 0.66% of total loans at December 31, 2023. The decrease from December 31, 2023, was due primarily to the transfer of a nonaccrual loan with a net carrying value of $13.0 million to OREO, and the addition of the aforementioned multifamily loan with a carrying value of $6.2 million, that was downgraded from a Pass risk rating to nonaccrual in the first quarter of 2024.

Special mention loans increased by $36.6 million during the first quarter of 2024 to $39.6 million at March 31, 2024, due mostly to a $10.4 million increase in special mention construction and land development loans, a $4.8 million increase in special mention 1-4 family residential loans, a $9.2 million increase in special mention commercial real estate loans, and $12.2 million increase in special mention commercial and industrial loans. Substandard loans decreased by $8.2 million during the first quarter of 2024 to $11.3 million at March 31, 2024 due mostly to the aforementioned multifamily nonaccrual loan transferred to OREO during the first quarter, and one commercial real estate loan of $906 thousand was paid off, partially offset by a downgrade of a multifamily loan of $6.2 million.

The Company had no loans over 90 days past due that were accruing interest at March 31, 2024, and December 31, 2023.

There were no loan delinquencies (30-89 days past due, excluding nonaccrual loans) at March 31, 2024, compared to $19 thousand loan delinquencies (30-89 days past due, excluding nonaccrual loans) at December 31, 2023.

The allowance for credit losses, which is comprised of the allowance for loan losses (ALL) and reserve for unfunded loan commitments, totaled $23.2 million, or 1.23% of total loans held for investment at March 31, 2024, compared to $23.5 million, or 1.20% at December 31, 2023. The $332 thousand decrease in the allowance included a $314 thousand reversal of credit losses for the loan portfolio, and a $17 thousand reversal of credit provision for unfunded loan commitments for the quarter ended March 31, 2024.

The allowance for loan losses was $22.3 million, or 1.18% of total loans held for investment at March 31, 2024, compared with $22.6 million, or 1.15% at December 31, 2023.

Capital

Tangible book value (non-GAAP1) per common share at March 31, 2024, was $13.69, compared with $13.56 at December 31, 2023. In the first quarter of 2024, tangible book value was primarily impacted by net income, stock-based compensation expense, and an increase in net of tax unrealized losses on available-for-sale debt securities. Other comprehensive losses related to unrealized losses, net of taxes, on available-for-sale debt securities increased by $1.7 million to $6.1 million at March 31, 2024 from $4.5 million at December 31, 2023. The increase in the unrealized losses, net of taxes, on available-for-sale debt securities was primarily attributable to factors other than credit related, including increases in market interest rates driven by the Federal Reserve’s policy to fight inflation, and general volatility in credit market conditions. Tangible common equity (non-GAAP1) as a percent of total tangible assets (non-GAAP1) at March 31, 2024 increased to 11.27% from 10.73% in the prior quarter, and unrealized losses, net of taxes, on available-for-sale debt securities as a percent of tangible common equity (non-GAAP1) at March 31, 2024 increased to 2.4% from 1.8% in the prior quarter.

The Bank’s leverage capital ratio and total risk-based capital ratio were 12.03% and 14.12%, respectively, at March 31, 2024. The Bank elected the three-year phase-in period under the regulatory capital rules, which allow a phase-in of the Day 1 CECL transition adjustment to the regulatory capital at 25% per year over a three-year transition period.

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ABOUT SOUTHERN CALIFORNIA BANCORP AND BANK OF SOUTHERN CALIFORNIA, N.A.

Southern California Bancorp (NASDAQ: BCAL) is a registered bank holding company headquartered in San Diego, California. Bank of Southern California, N.A., a national banking association chartered under the laws of the United States (the “Bank”) and regulated by the Office of Comptroller of the Currency, is a wholly owned subsidiary of Southern California Bancorp. Established in 2001 and headquartered in San Diego, California, the Bank offers a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through its 13 branch offices serving Orange, Los Angeles, Riverside, San Diego, and Ventura counties, as well as the Inland Empire. The Bank’s solutions-driven, relationship-based approach to banking provides accessibility to decision makers and enhances value through strong partnerships with its clients. Additional information is available at www.banksocal.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. Examples of forward-looking statements include, among others, statements regarding expectations, plans or objectives for future operations, products or services, loan recoveries and the proposed merger (the “Merger”) of the Company and California

BanCorp (“CBC”), as well as forecasts relating to financial and operating results or other measures of economic performance. Forward-looking statements reflect management’s current view about future events and involve risks and uncertainties that may cause actual results to differ from those expressed in the forward-looking statement or historical results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and often include the words or phrases such as “aim,” “can,” “may,” “could,” “predict,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “hope,” “intend,” “plan,” “potential,” “project,” “will likely result,” “continue,” “seek,” “shall,” “possible,” “projection,” “optimistic,” and “outlook,” and variations of these words and similar expressions.

Some factors that could cause actual results to differ materially from historical or expected results include, among others: the risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”); changes in real estate markets and general economic conditions, either nationally or locally in the areas in which the Company conducts business; the impact on financial markets from geopolitical conflicts; inflation, interest rate, market and monetary fluctuations; increases in competitive pressures among financial institutions and businesses offering similar products and services; higher than anticipated defaults in the Company’s loan portfolio; changes in management’s estimate of the adequacy of the allowance for credit losses; legislative or regulatory changes or changes in accounting principles, policies or guidelines; the impacts of recent bank failures; the occurrence of any event, change or other circumstances that could give rise to the right of the Company or CBC to terminate their agreement with respect to the Merger; the outcome of any legal proceedings that may be instituted against the Company or CBC; delays in completing the Merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals impose conditions that could adversely affect the combined company or the expected benefits of the Merger); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the ability to complete the Merger and integration of the Company and CBC successfully; costs being greater than anticipated; cost savings being less than anticipated; the risk that the Merger disrupts the business of the Company, CBC or both; difficulties in retaining senior management, employees or customers; and other factors that may affect the future results of the Company and CBC.

Additional information regarding these and other risks and uncertainties to which our business and future financial performance are subject is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and other documents the Company files with the SEC from time to time.

Any forward-looking statement made in this release is based only on information currently available to management and speaks only as of the date on which it is made. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements or to conform such forward-looking statements to actual results or to changes in its opinions or expectations, except as required by law.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, the Company will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and CBC and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. Certain matters in respect of the Merger will be submitted to the Company’s and CBC’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Company and CBC, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, in the “Investor Relations” section of the Company’s website at www.banksocal.com (for the Company’s filings) and in the “Investor Relations” section of CBC’s website,

www.californiabankofcommerce.com (for CBC’s filings).

PARTICIPANTS IN THE SOLICITATION

The Company, CBC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and CBC in connection with the Merger. Information regarding the Company’s directors and executive officers and their ownership of Company common stock is available in the Company’s definitive proxy statement for its 2024 annual meeting of shareholders filed with the SEC on April 18, 2024 and other documents filed by the Company with the SEC. Information regarding CBC’s directors and executive officers and their ownership of CBC common stock is available in CBC’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 21, 2024 and other documents filed by CBC with the SEC. Other information regarding the participants in the proxy solicitation and their ownership of common stock will be contained in the joint proxy statement/prospectus relating to the Merger. Free copies of these documents may be obtained as described in the preceding paragraph.

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Southern California Bancorp and Subsidiary

Financial Highlights (Unaudited)

	At or for the Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
	($ in thousands except share and per share data)
EARNINGS
Net interest income	$20,494	$22,559	$24,892
(Reversal of) provision for credit losses	$(331)	$824	$202
Noninterest income (loss)	$1,413	$(102)	$1,570
Noninterest expense	$14,981	$15,339	$15,019
Income tax expense	$2,322	$1,882	$3,017
Net income	$4,935	$4,412	$8,224
Pre-tax pre-provision income (1)	$6,926	$7,118	$11,443
Adjusted pre-tax pre-provision income (1)	$7,475	$7,118	$11,443
Diluted earnings per share	$0.26	$0.24	$0.44
Shares outstanding at period end	18,527,178	18,369,115	18,271,194

PERFORMANCE RATIOS
Return on average assets	0.86%	0.75%	1.46%
Adjusted return on average assets (1)	0.95%	0.75%	1.46%
Return on average common equity	6.85%	6.21%	12.72%
Adjusted return on average common equity (1)	7.61%	6.21%	12.72%
Yield on total loans	6.02%	6.08%	5.78%
Yield on interest earning assets	5.79%	5.85%	5.53%
Cost of deposits	2.05%	1.81%	0.80%
Cost of funds	2.17%	1.95%	0.88%
Net interest margin	3.80%	4.05%	4.71%
Efficiency ratio (1)	68.38%	68.30%	56.76%
Adjusted efficiency ratio (1)	65.88%	68.30%	56.76%

As of
March 31, 2024	December 31, 2023
($ in thousands except share and per share data)
CAPITAL
Tangible equity to tangible assets (1)	11.27%	10.73%
Book value (BV) per common share	$15.79	$15.69
Tangible BV per common share (1)	$13.69	$13.56

ASSET QUALITY
Allowance for loan losses (ALL)	$22,254	$22,569
Reserve for unfunded loan commitments	$916	$933
Allowance for credit losses (ACL)	$23,170	$23,502
Allowance for loan losses to nonperforming loans	3.62	x	1.74	x
ALL to total loans held for investment	1.18%	1.15%
ACL to total loans held for investment	1.23%	1.20%
Special mention loans	$39,593	$2,996
Special mention loans to total loans held for investment	2.10%	0.15%
Substandard loans	$11,299	$19,502
Substandard loans to total loans held for investment	0.60%	1.00%
Nonperforming loans	$6,153	$13,004
Nonperforming loans total loans held for investment	0.33%	0.66%
Other real estate owned, net	$13,114	$—
Nonperforming assets	$19,267	$13,004
Nonperforming assets to total assets	0.84%	0.55%

END OF PERIOD BALANCES
Total loans, including loans held for sale	$1,886,085	$1,964,791
Total assets	$2,289,715	$2,360,252
Deposits	$1,930,544	$1,943,556
Loans to deposits	97.7%	101.1%
Shareholders’ equity	$292,499	$288,152

(1) Non-GAAP measure. See – GAAP to Non-GAAP reconciliation.

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	At or for the Three Months Ended
ALLOWANCE for CREDIT LOSSES	March 31, 2024	December 31, 2023	March 31, 2023
	($ in thousands)
Allowance for loan losses
Balance at beginning of period	$22,569	$22,705	$17,099
Adoption of ASU 2016-13 (1)	—	—	5,027
(Reversal of) provision for credit losses	(314)	1,131	278
Charge-offs	(1)	(1,267)	(27)
Recoveries	—	—	14
Net charge-offs	(1)	(1,267)	(13)
Balance, end of period	$22,254	$22,569	$22,391
Reserve for unfunded loan commitments (2)
Balance, beginning of period	$933	$1,240	$1,310
Adoption of ASU 2016-13 (1)	—	—	439
Reversal of credit losses	(17)	(307)	(76)
Balance, end of period	916	933	1,673
Allowance for credit losses	$23,170	$23,502	$24,064

ALL to total loans held for investment	1.18%	1.15%	1.18%
ACL to total loans held for investment	1.23%	1.20%	1.27%
Net (charge-offs) recoveries to average loans held-for-investment	0.00%	(0.26)%	0.00%

(1)	Represents the impact of adopting ASU 2016-13, Financial Instruments - Credit Losses on January 1, 2023. As a result of adopting ASU 2016-13, our methodology to compute our allowance for credit losses is based on a current expected credit loss methodology, rather than the previously applied incurred loss methodology.
(2)	Included in “Accrued interest and other liabilities” on the consolidated balance sheet.

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Southern California Bancorp and Subsidiary

Balance Sheets (Unaudited)

	March 31, 2024	December 31, 2023
	($ in thousands)
ASSETS
Cash and due from banks	$53,695	$33,008
Federal funds sold & interest-bearing balances	32,847	53,785
Total cash and cash equivalents	86,542	86,793

Debt securities available-for-sale, at fair value (amortized cost of $135,673 and $136,366 at March 31, 2024 and December 31, 2023)	126,957	130,035
Debt securities held-to-maturity, at cost (fair value of $49,525 at March 31, 2024; and $50,432 at December 31, 2023)	53,533	53,616
Loans held for sale	2,803	7,349
Loans held for investment:
Construction & land development	242,098	243,521
1-4 family residential	149,361	143,903
Multifamily	183,846	221,247
Other commercial real estate	1,025,381	1,024,243
Commercial & industrial	279,788	320,142
Other consumer	2,808	4,386
Total loans held for investment	1,883,282	1,957,442
Allowance for credit losses - loans	(22,254)	(22,569)
Total loans held for investment, net	1,861,028	1,934,873

Restricted stock at cost	16,066	16,055
Premises and equipment	12,990	13,270
Right of use asset	8,711	9,291
Other real estate owned, net	13,114	—
Goodwill	37,803	37,803
Core deposit intangible	1,130	1,195
Bank owned life insurance	39,179	38,918
Deferred taxes, net	10,204	11,137
Accrued interest and other assets	19,655	19,917
Total assets	$2,289,715	$2,360,252

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$651,991	$675,098
Interest-bearing NOW accounts	358,598	381,943
Money market and savings accounts	661,835	636,685
Time deposits	258,120	249,830
Total deposits	1,930,544	1,943,556

Borrowings	44,889	102,865
Operating lease liability	11,440	12,117
Accrued interest and other liabilities	10,343	13,562
Total liabilities	1,997,216	2,072,100

Shareholders’ Equity:
Common stock - 50,000,000 shares authorized, no par value; issued and outstanding 18,527,178 at March 31, 2024 and 18,369,115 at December 31, 2023)	223,128	222,036
Retained earnings	75,510	70,575
Accumulated other comprehensive loss - net of taxes	(6,139)	(4,459)
Total shareholders’ equity	292,499	288,152
Total liabilities and shareholders’ equity	$2,289,715	$2,360,252

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Southern California Bancorp and Subsidiary

Income Statements - Quarterly and Year-to-Date (Unaudited)

	Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
	($ in thousands except share and per share data)
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$28,584	$29,968	$27,019
Interest on debt securities	1,213	991	731
Interest on tax-exempted debt securities	306	353	487
Interest and dividends from other institutions	1,161	1,257	972
Total interest and dividend income	31,264	32,569	29,209

INTEREST EXPENSE
Interest on NOW, savings, and money market accounts	6,770	6,606	2,903
Interest on time deposits	3,021	2,331	975
Interest on borrowings	979	1,073	439
Total interest expense	10,770	10,010	4,317
Net interest income	20,494	22,559	24,892

(Reversal of ) provision for credit losses (1)	(331)	824	202
Net interest income after provision for credit losses	20,825	21,735	24,690

NONINTEREST INCOME (LOSS)
Service charges and fees on deposit accounts	525	507	439
Gain on sale of loans	415	—	808
Bank owned life insurance income	261	253	223
Servicing and related income on loans	73	17	75
Loss on sale of debt securities	—	(1,008)	—
Other charges and fees	139	129	25
Total noninterest income (loss)	1,413	(102)	1,570

NONINTEREST EXPENSE
Salaries and employee benefits	9,610	9,598	10,241
Occupancy and equipment expenses	1,452	1,678	1,447
Data processing	1,150	1,158	1,056
Legal, audit and professional	516	1,161	785
Regulatory assessments	387	320	452
Director and shareholder expenses	203	207	213
Merger and related expenses	549	—	—
Core deposit intangible amortization	65	80	91
Other expense	1,049	1,137	734
Total noninterest expense	14,981	15,339	15,019
Income before income taxes	7,257	6,294	11,241
Income tax expense	2,322	1,882	3,017
Net income	$4,935	$4,412	$8,224

Net income per share - basic	$0.27	$0.24	$0.46
Net income per share - diluted	$0.26	$0.24	$0.44
Weighted average common share-diluted	18,801,716	18,727,519	18,620,791
Pre-tax, pre-provision income (2)	$6,926	$7,118	$11,443

(1) Included reversal of provision for unfunded loan commitments of $17 thousand, $307 thousand and $76 thousand for the three months ended March 31, 2024, December 31, 2023 and March 31, 2023, respectively.

(2) Non-GAAP measure. See – GAAP to Non-GAAP reconciliation.

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Southern California Bancorp and Subsidiary

Average Balance Sheets and Yield Analysis

(Unaudited)

	Three Months Ended
	March 31, 2024			December 31, 2023			March 31, 2023
	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
	($ in thousands)
Assets
Interest-earning assets:
Total loans	$1,909,271	$28,584	6.02%	$1,954,396	$29,968	6.08%	$1,894,234	$27,019	5.78%
Taxable debt securities	126,803	1,213	3.85%	113,375	991	3.47%	97,023	731	3.06%
Tax-exempt debt securities (1)	53,842	306	2.89%	58,644	353	3.02%	74,188	487	3.37%
Deposits in other financial institutions	54,056	716	5.33%	56,313	759	5.35%	37,611	457	4.93%
Fed funds sold/resale agreements	9,771	134	5.52%	9,008	125	5.51%	25,306	287	4.60%
Restricted stock investments and other bank stock	16,412	311	7.62%	16,394	373	9.03%	14,902	228	6.20%
Total interest-earning assets	2,170,155	31,264	5.79%	2,208,130	32,569	5.85%	2,143,264	29,209	5.53%
Total noninterest-earning assets	139,672			137,193			134,707
Total assets	$2,309,827			$2,345,323			$2,277,971

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing NOW accounts	$359,784	$2,045	2.29%	$362,579	$1,860	2.04%	$206,785	$316	0.62%
Money market and savings accounts	648,640	4,725	2.93%	669,391	4,746	2.81%	685,368	2,587	1.53%
Time deposits	255,474	3,021	4.76%	208,700	2,331	4.43%	152,613	975	2.59%
Total interest-bearing deposits	1,263,898	9,791	3.12%	1,240,670	8,937	2.86%	1,044,766	3,878	1.51%
Borrowings:
FHLB advances	50,593	708	5.63%	56,380	802	5.64%	14,356	168	4.75%
Subordinated debt	17,878	271	6.10%	17,854	271	6.02%	17,783	271	6.18%
Total borrowings	68,471	979	5.75%	74,234	1,073	5.73%	32,139	439	5.54%
Total interest-bearing liabilities	1,332,369	10,770	3.25%	1,314,904	10,010	3.02%	1,076,905	4,317	1.63%

Noninterest-bearing liabilities:
Noninterest-bearing deposits (2)	661,265			721,169			915,160
Other liabilities	26,430			27,178			23,788
Shareholders’ equity	289,763			282,072			262,118
Total Liabilities and Shareholders’ Equity	$2,309,827			$2,345,323			$2,277,971

Net interest spread			2.54%			2.83%			3.90%
Net interest income and margin		$20,494	3.80%		$22,559	4.05%		$24,892	4.71%
Cost of deposits			2.05%			1.81%			0.80%
Cost of funds			2.17%			1.95%			0.88%

(1) Tax-exempt debt securities yields are presented on a tax equivalent basis using a 21% tax rate.

(2) Average noninterest-bearing deposits represent 34.35%, 36.76% and 46.69% of average total deposits for the three months ended March 31, 2024, December 31, 2023 and March 31, 2023, respectively.

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Southern California Bancorp and Subsidiary

GAAP to Non-GAAP Reconciliation
(Unaudited)

The following tables present a reconciliation of non-GAAP financial measures to GAAP measures for: (1) adjusted net income, (2) efficiency ratio, (3) adjusted efficiency ratio, (4) pre-tax pre-provision income, (5) adjusted pre-tax pre-provision income, (6) average tangible common equity, (7) adjusted return on average assets, (8) adjusted return on average equity, (9) return on average tangible common equity, (10) adjusted return on average tangible common equity, (11) tangible common equity, (12) tangible assets, (13) tangible common equity to tangible asset ratio, and (14) tangible book value per share. We believe the presentation of certain non-GAAP financial measures provides useful information to assess our consolidated financial condition and consolidated results of operations and to assist investors in evaluating our financial results relative to our peers. These non-GAAP financial measures complement our GAAP reporting and are presented below to provide investors and others with information that we use to manage the business each period. Because not all companies use identical calculations, the presentation of these non-GAAP financial measures may not be comparable to other similarly titled measures used by other companies. These non-GAAP measures should be taken together with the corresponding GAAP measures and should not be considered a substitute of the GAAP measures.

	Three Months Ended
	March 31, 2024	December 31, 2023	March 31, 2023
	($ in thousands)
Adjusted net income
Net income	$4,935	$4,412	$8,224
Add: After-tax merger and related expenses (1)	547	—	—
Adjusted net income (non-GAAP)	$5,482	$4,412	$8,224

Efficiency Ratio
Noninterest expense	$14,981	$15,339	$15,019
Deduct: Merger and related expenses	549	—	—
Adjusted noninterest expense	14,432	15,339	15,019

Net interest income	20,494	22,559	24,892
Noninterest income (loss)	1,413	(102)	1,570
Total net interest income and noninterest income	$21,907	$22,457	$26,462
Efficiency ratio (non-GAAP)	68.4%	68.3%	56.8%
Adjusted efficiency ratio (non-GAAP)	65.9%	68.3%	56.8%

Pre-tax pre-provision income
Net interest income	$20,494	$22,559	$24,892
Noninterest income (loss)	1,413	(102)	1,570
Total net interest income and noninterest income	21,907	22,457	26,462
Less: Noninterest expense	14,981	15,339	15,019
Pre-tax pre-provision income (non-GAAP)	6,926	7,118	11,443
Add: Merger and related expenses	549	—	—
Adjusted pre-tax pre-provision income (non-GAAP)	$7,475	$7,118	$11,443

(1) After-tax merger and related expenses and litigation settlements, net are presented using a 29.56% tax rate.

Return on Average Assets, Equity, and Tangible Equity
Net income	$4,935	$4,412	$8,224
Adjusted net income (non-GAAP)	$5,482	$4,412	$8,224

Average assets	$2,309,827	$2,345,323	$2,277,971
Average shareholders' equity	289,763	282,072	262,118
Less: Average intangible assets	38,964	39,035	39,340
Average tangible common equity (non-GAAP)	$250,799	$243,037	$222,778

Return on average assets	0.86%	0.75%	1.46%
Adjusted return on average assets (non-GAAP)	0.95%	0.75%	1.46%
Return on average equity	6.85%	6.21%	12.72%
Adjusted return on average equity (non-GAAP)	7.61%	6.21%	12.72%
Return on average tangible common equity (non-GAAP)	7.91%	7.20%	14.97%
Adjusted return on average tangible common equity (non-GAAP)	8.79%	7.20%	14.97%

	March 31, 2024	December 31, 2023
	($ in thousands except share and per share data)
Tangible Common Equity Ratio/Tangible Book Value Per Share
Shareholders' equity	$292,499	$288,152
Less: Intangible assets	38,933	38,998
Tangible common equity (non-GAAP)	$253,566	$249,154

Total assets	$2,289,715	$2,360,252
Less: Intangible assets	38,933	38,998
Tangible assets (non-GAAP)	$2,250,782	$2,321,254

Equity to asset ratio	12.77%	12.21%
Tangible common equity to tangible asset ratio (non-GAAP)	11.27%	10.73%
Book value per share	$15.79	$15.69
Tangible book value per share (non-GAAP)	$13.69	$13.56
Shares outstanding	18,527,178	18,369,115

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INVESTOR RELATIONS CONTACT

Kevin Mc Cabe

Bank of Southern California

kmccabe@banksocal.com

818.637.7065

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